OMB APPROVAL
OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
Gregory F. Holcombe & Marie A. Holcombe
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON BMW Machinery Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,876
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,876
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.  Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Statement on Schedule 13D (“Amendment No. 1”) relates is common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”).  This Amendment No. 1 amends the Schedule 13D filed on July 18, 2000.  The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background.

(a) This Amendment No. 1 is being filed by BMW Machinery Co., Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is 35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710.

(c) The Reporting Person’s principal business is that of machine parts manufacture.

(d) - (e) Not applicable.

(f) The Reporting Person is incorporated in New York.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)  The Reporting Person has sole voting and dispositive power with respect to 665,876 shares of Common Stock, representing 3.8% of the outstanding shares of Common Stock of the Issuer.

(c) See Item 5(e).

(d) Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 14, 2007, when 514,339 shares of Common Stock held by the Reporting Person were contributed to a newly formed entity, Nexgen Holdings, LLC, a New York limited liability company (“Nexgen”), co-managed by Marie A. Holcombe (spouse of Gregory F. Holcombe, a member of the Board of Directors of the Issuer) and James J. Veneruso, an attorney and the managing partner of Veneruso, Curto, Schwartz & Curto, LLP.  On August 27, 2009, upon the dissolution of Nexgen, 565,775 shares of Common Stock were distributed to the Reporting Person as part of a pro rata distribution of the holdings of Nexgen, at which point in time the Reporting Person became the beneficial owner of 5.4% of the outstanding Common Stock of the Issuer.  On November 18, 2009, as a result of the completion of the public offering of 3,993,395 shares of Common Stock, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.  In addition, 30,000 shares of Common Stock held by the Reporting Person were recently sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	8,500	$20.95	$20.55 - $21.46
11/30/10	6,100	$21.33	$21.25 - $21.42
12/01/10	10,000	$20.40	$20.25 - $20.52
12/02/10	5,400	$20.36	$20.25 - $20.55

* The Reporting Persons hereby undertake, upon request by the SEC Staff, the issuer or a security holder of the issuer, to provide full information regarding the number of shares sold at each separate price.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

24.1        Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATED: January 4, 2011

BMW Machinery Co., Inc.

By:	/s/ Gregory F. Holcombe
Gregory F. Holcombe
Vice President